UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
FORM 8-K
________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 6, 2024
________________________
MATTERPORT, INC.
(Exact name of registrant as specified in its charter)
________________________

Delaware	001-39790	85-1695048
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
352 East Java Drive
Sunnyvale, CA 94089
(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (650) 641-2241
N/A
(Former name or former address, if changed since last report.)
________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.0001 per share	MTTR	The Nasdaq Global Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.    Results of Operations and Financial Condition.
On May 6, 2024, Matterport, Inc. (the “Company”) issued a press release announcing its financial and operational results for the first quarter of 2024. A copy of the press release is furnished as Exhibit 99.1 hereto.
The information furnished pursuant to this Item 2.02 and Item 7.01 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.
Item 7.01.    Regulation FD Disclosure.
The information set forth under Item 2.02 is incorporated herein by reference.

Item 9.01.    Financial Statement and Exhibits.
(d)List of Exhibits.

Exhibit No.	Description

99.1	Press release dated May 06, 2024 of Matterport, Inc.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Matterport, Inc.

Date: May 6, 2024	By:	/s/ James D. Fay
	Name:	James D. Fay
	Title:	Chief Financial Officer

Exhibit 99.1
Matterport Announces First Quarter 2024 Financial Results
•Annualized Recurring Revenue hits record $96 million, up 21% year-over-year
•Net loss improved 33% year-over-year; Non-GAAP net loss improved 80% year-over-year
•Cash used in operating activities improved 81% year-over-year
•Net Dollar Expansion rate of 107%
•Total subscribers reach 1.0 million, up 30% year-over-year
•Square feet under management reached 40.7 billion, up 35% from prior year
SUNNYVALE, Calif. — May 6, 2024 — Matterport, Inc. (Nasdaq: MTTR) (“Matterport” or the “Company”), the leading spatial data company driving the digital transformation of the built world, today announced financial results for the quarter ended March 31, 2024.
“I'm pleased to announce our first quarter 2024 results, which reflect our continued success in driving efficient growth for the company,” said RJ Pittman, Chairman and Chief Executive Officer of Matterport. “Subscription revenue grew 21%, hitting a record $24 million for the period, and now represents more than 60% of our total revenue - emphasizing our focus to elevate the SaaS mix within our business,” Pittman added. “More recently, we announced that we entered into a definitive agreement to be acquired by CoStar Group. We are thrilled to join forces with CoStar, a long-standing customer and partner with a shared vision for transforming global real estate through technology and digitization. This transaction is another significant milestone that acknowledges the groundbreaking work Matterport has accomplished in 3D digital twin technology and AI-driven property intelligence. With CoStar Group's expansive reach and scale in property research and analytics and our joint commitment to innovation, we believe that this powerful combination will transform how properties are marketed, sold, and managed worldwide. Importantly, it offers Matterport's stockholders the opportunity to participate in the value creation and future growth prospects of our combined efforts.”
“Our first quarter results represent an excellent start to 2024. Subscription revenue growth, gross margin expansion, and continued operating expense discipline drove our non-GAAP loss per share to $0.01, which is an 86% year-on-year improvement. These results again demonstrate our commitment to profitability and the progress we’ve made toward achieving positive cash flow as we continue to drive adoption of Matterport digital twins,” said JD Fay, Chief Financial Officer of Matterport.
First Quarter 2024 Financial Highlights
•Total subscribers reached 1.0 million, up 30% year-over-year
•Square feet under management hit 40.7 billion, up 35% year-over-year
•Spaces under management reached 12.3 million, up 24% year-over-year
•Subscription revenue of $24.0 million, up 21% year-over-year
•Annualized Recurring Revenue (ARR) was $96.0 million
•Total revenue of $39.9 million
•Net loss of $0.12 per share, a 33% improvement year-over-year
•Non-GAAP net loss of $0.01 per share, an 86% improvement year-over-year
•Cash used in operating activities was $3.8 million, an 81% improvement year-over-year
•Net dollar expansion rate was 107%
•Cash and investments of $419 million with no debt

Recent Business Highlights
•Announced that Matterport has entered into a definitive agreement to be acquired by the CoStar Group.
•Announced a partnership with Crunch Fitness, one of the largest fitness companies in North America, to use Matterport to ensure brand consistency across marketing materials for its U.S. franchise locations.
•Announced reaching one million subscribers to its digital twin cloud platform. This significant milestone underscores Matterport's unwavering commitment to innovation and its strategic Capture Ubiquity initiative, which has propelled the company into a new era of growth and success.
•Announced that Kikkoman Corporation, the world’s leading soy sauce producer, has adopted Matterport to create a digital twin of the company’s historic Goyogura soy sauce brewery.
•Announced that ARTOGO, the largest virtual exhibition platform in Asia, is utilizing Matterport as its 3D technology of choice to revolutionize the arts sector.
•Announced that Resi, the UK’s leading home extension company, has made Matterport’s Pro3 and Digital Twin Platform its technology of choice for surveying homes.
•Announced a partnership with KnowHow to deliver comprehensive ‘just-in-time’ online system training for Matterport’s Digital Twin Platform to all KnowHow customers.
Transaction with CoStar Group, Inc.
Due to Matterport’s pending acquisition by CoStar Group, Inc., that was announced on April 22, 2024, Matterport will not be holding a conference call or live webcast to discuss Matterport’s first quarter 2024 financial results. In addition, the Company will not be providing financial guidance for the second quarter of fiscal year 2024 and is suspending its financial guidance for the full fiscal year 2024 in light of the pending transaction.
Non-GAAP Financial Information
Matterport has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). We believe that the presentation of non-GAAP financial information provides important supplemental information to management and investors regarding financial and business trends relating to Matterport’s financial condition and results of operations.
The presentation of these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For further information regarding these non-GAAP measures, including the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, please refer to the financial tables below.
Non-GAAP Net Loss and Non-GAAP Net Loss Per Share, Basic and Diluted. Matterport defines non-GAAP net loss as net loss, adjusted to exclude stock-based compensation-related charges (including share-based payroll tax expense), fair value change of warrants liability, amortization of acquired intangible assets, and acquisition-related transaction costs, in order to provide investors and management with greater visibility to the underlying performance of Matterport’s recurring core business operations. We define non-GAAP net loss per share, as non-GAAP net loss divided by the weighted-average shares outstanding, which includes the dilutive effect of potentially diluted common stock equivalents outstanding during the period if any.
About Matterport
Matterport, Inc. (Nasdaq: MTTR) is leading the digital transformation of the built world. Our groundbreaking spatial data platform turns buildings into data to make nearly every space more valuable and accessible. Millions of buildings in more than 177 countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.
©2024 Matterport, Inc. All rights reserved. Matterport is a registered trademark and the Matterport logo is a trademark of Matterport, Inc. All other marks are the property of their respective owners.
Investor Contact:
ir@matterport.com
Media Contact:
press@matterport.com

Important Additional Information Regarding the Proposed Transaction Will Be Filed with the SEC and Where to Find It
In connection with the proposed transaction among Matterport, CoStar and certain subsidiaries of CoStar (the “proposed transaction”), CoStar intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of CoStar’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of CoStar and proxy statement of Matterport (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MATTERPORT AND COSTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTERPORT AND COSTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.
After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Matterport as of the record date. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Matterport and CoStar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Matterport, including the proxy statement/prospectus (when available), will be available free of charge from Matterport’s website at http://investors matterport.com. Copies of documents filed with the SEC by CoStar, including the proxy statement/prospectus (when available), will be available free of charge from CoStar’s website at http://investors.costargroup.com/.
Participants in the Solicitation
Matterport and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Matterport’s stockholders with respect to the proposed transaction. Information about Matterport’s directors and executive officers is available in Matterport’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 27, 2024 and its definitive proxy statement for the 2024 annual meeting of stockholders filed with the SEC on April 24, 2024, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Matterport, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.
No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed transaction, the products and services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment including the global supply chain, potential growth opportunities, and the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).
Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including the inability to consummate the proposed transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the proposed transaction; the risk that the proposed transaction disrupts Matterport’s current plans and operations or diverts management’s attention from its ongoing business; the effects of the proposed transaction on Matterport’s business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Matterport does business; the risk that Matterport’s stock price may decline significantly if the proposed transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the proposed transaction; Matterport’s ability to grow market share in existing markets or any new markets Matterport may enter; Matterport’s ability to respond to general economic conditions; supply chain disruptions; Matterport’s ability to manage growth effectively; Matterport’s success in retaining or recruiting officers, key employees or directors, or changes required in the retention or recruitment of officers, key employees or directors; the impact of restructuring plans; the impact of the regulatory environment and complexities with compliance related to such environment; factors relating to Matterport’s business, operations and financial performance, including the impact of infectious diseases, health epidemics and pandemics; Matterport’s ability to maintain an effective system of internal controls over financial reporting; Matterport’s ability to achieve and maintain profitability in the future; Matterport’s ability to access sources of capital; Matterport’s ability to maintain and enhance Matterport’s products and brand, and to attract customers; Matterport’s ability to manage, develop and refine Matterport’s technology platform; the success of Matterport’s strategic relationships with third parties; Matterport’s history of losses and whether Matterport will continue to incur continuing losses for the foreseeable future; Matterport’s ability to protect and enforce Matterport’s intellectual property rights; Matterport’s ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; Matterport’s ability to attract and retain new subscribers; the size of the total addressable market for Matterport’s products and services; the continued adoption of spatial data; any inability to complete acquisitions and integrate acquired businesses; general economic uncertainty and the effect of general economic conditions in Matterport’s industry; environmental uncertainties and risks related to adverse weather conditions and natural disasters; the volatility of the market price and liquidity of Matterport’s Class A common stock and other securities; the increasingly competitive environment in which Matterport operates; and other factors detailed under the section entitled “Risk Factors” in Matterport’s Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.

MATTERPORT, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended March 31,
	2024	2023
Revenue:
Subscription	$24,015	$19,874
Services	9,103	8,704
Product	6,754	9,416
Total revenue	39,872	37,994
Costs of revenue:
Subscription	7,643	6,962
Services	6,375	6,244
Product	6,262	8,376
Total costs of revenue	20,280	21,582
Gross profit	19,592	16,412
Operating expenses:
Research and development	14,900	18,273
Selling, general, and administrative	45,476	54,933
Total operating expenses	60,376	73,206
Loss from operations	(40,784)	(56,794)
Other income (expense):
Interest income	2,264	1,471
Change in fair value of warrants liability	(120)	222
Other income, net	2,553	1,183
Total other income	4,697	2,876
Loss before provision for income taxes	(36,087)	(53,918)
Provision for (benefit from) income taxes	41	(76)
Net loss	$(36,128)	$(53,842)
Net loss per share, basic and diluted	$(0.12)	$(0.18)
Weighted-average shares used in per share calculation, basic and diluted	313,008	293,074

MATTERPORT INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	March 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$79,449	$82,902
Short-term investments	249,917	305,264
Accounts receivable, net	18,473	16,925
Inventories	8,457	9,115
Prepaid expenses and other current assets	8,880	8,635
Total current assets	365,176	422,841
Property and equipment, net	31,808	32,471
Operating lease right-of-use assets	493	625
Long-term investments	89,409	34,834
Goodwill	69,593	69,593
Intangible assets, net	8,677	9,120
Other assets	7,651	7,671
Total assets	$572,807	$577,155
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$6,929	$7,586
Deferred revenue	26,304	23,294
Accrued expenses and other current liabilities	13,354	13,354
Total current liabilities	46,587	44,234
Warrants liability	410	290
Deferred revenue, non-current	2,803	3,141
Other long-term liabilities	—	206
Total liabilities	49,800	47,871
Commitments and contingencies
Stockholders’ equity:
Common stock	31	31
Additional paid-in capital	1,337,794	1,307,324
Accumulated other comprehensive income (loss)	(216)	403
Accumulated deficit	(814,602)	(778,474)
Total stockholders’ equity	523,007	529,284
Total liabilities and stockholders’ equity	$572,807	$577,155

MATTERPORT, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

	Three Months Ended March 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(36,128)	$(53,842)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,576	4,391
Accretion of discounts, net of amortization of investment premiums	(2,919)	(681)
Stock-based compensation, net of amounts capitalized	27,951	31,074
Change in fair value of warrants liability	120	(222)
Deferred income taxes	—	(184)
Allowance for doubtful accounts	(241)	289
Loss from excess inventory and purchase obligation	—	622
Other	154	(381)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(1,308)	(1,261)
Inventories	658	(3,258)
Prepaid expenses and other assets	481	1,308
Accounts payable	(657)	(2,287)
Deferred revenue	2,672	1,841
Accrued expenses and other liabilities	(202)	2,193
Net cash used in operating activities	(3,843)	(20,398)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(43)	(87)
Capitalized software and development costs	(2,169)	(2,567)
Purchase of investments	(99,609)	(57,577)
Maturities of investments	102,106	108,806
Business acquisitions, net of cash acquired	—	(1,676)
Net cash provided by investing activities	285	46,899
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from the sales of shares through employee equity incentive plans	259	686
Payments for taxes related to net settlement of equity awards	—	(329)
Net cash provided by financing activities	259	357
Net change in cash and cash equivalents	(3,299)	26,858
Effect of exchange rate changes on cash	(154)	329
Cash and cash equivalents, at beginning of year	82,902	117,128
Cash and cash equivalents, at end of period	$79,449	$144,315

MATTERPORT, INC.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(In thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31,
	2024	2023
GAAP net loss	$(36,128)	$(53,842)
Stock-based compensation related charges (1)	30,727	33,111
Acquisition-related costs (2)	1,007	—
Amortization expense of acquired intangible assets	443	443
Change in fair value of warrants liability (3)	(120)	(222)
Non-GAAP net loss	$(4,071)	$(20,510)

GAAP net loss per share attributable to common stockholders, basic and diluted	$(0.12)	$(0.18)
Non-GAAP net loss per share attributable to common stockholders, basic and diluted	$(0.01)	$(0.07)

Weighted-average shares used to compute net loss per share, basic and diluted	313,008	293,074
(1) Consists primarily of non-cash share-based compensation expense related to our stock incentive plans, and the employer payroll taxes related to our stock options and restricted stock units.
(2) Consists of acquisition transaction costs incurred related to the proposed transaction.
(3) Consists of the non-cash fair value measurement change for private warrants.